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August 28, 2007

VIA OVERNIGHT MAIL                        [THE HARTFORD LOGO]

William James Kotapish, Esq.              Sarah M. Patterson
Assistant Director                        Counsel
Division of Investment Management         Law Department
Securities and Exchange Commission        200 Hopmeadow Street
100 F Street, NE                          Simsbury, CT 06089
Washington, DC 20549-4644                 Direct Dial: (860) 843-6085
                                          Fax: (860) 380-1616

Re:    Hartford Life Insurance Company Separate Account Three
       File Nos. 333-119415 and 811-08584
       Rule 485(b) (1) (vii) Request

Dear Mr. Kotapish:

I am writing to you on behalf of the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (collectively, the "Hartford") and the registrants (collectively, the "Registrants") listed below.

The Registrants request approval, pursuant to Securities Act Rule
485(b)(1)(vii), to file Post-Effective Amendments (the "Replicated Registration Statements") to the registration statements on Form N-4 listed below, pursuant to the provisions of Securities Act Rule 485(b):

            REGISTRANTS                          SECURITIES ACT NOS.
--------------------------------------------------------------------------------
Hartford Life Insurance Company                      333-119414
Separate Account Three                               333-119419
                                                     333-119422
                                                     333-119417
Hartford Life Insurance Company                      333-101932
Separate Account Seven                               333-101937
                                                     333-101942
                                                     333-101948
                                                     333-101954
Hartford Life and Annuity Insurance                  333-119418
Company Separate Account Three                       333-119423
                                                     333-119420
                                                     333-119416
                                                     333-119421
Hartford Life and Annuity Insurance                  333-101933
Company Separate Account Seven                       333-101936
                                                     333-101943
                                                     333-101949
                                                     333-101955


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The Replicated Registration Statements will contain certain revisions that may render them ineligible to be filed under Rule 485(b). However, the Hartford believes the revisions, once reviewed by the Staff, will be "substantially identical" to revisions that will be set forth in the post-effective amendment under Rule 485(a) to the registration statement on Form N-4 (File No. 333-119414) (the "Prototype Registration Statement") filed on July 20, 2007, Accession No. 0001104659-07-055131.

The Registrants make the following representations in support of this request:

       - Because the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

       - The Registrants will make corresponding changes to the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

       - The Replicated Registration Statements will not contain any material changes that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 843-6085 if you have any questions with respect to this request.

Very truly yours,

/s/ Sarah M. Patterson

cc:    Michael Kosoff (SEC)
       Richard Wirth (Hartford)